Exhibit 99.1

For immediate release:	Pfizer Contacts:
November 16, 2007	Shreya Prudlo (media) 212-733-4889 shreya.prudlo@pfizer.com

Jennifer Davis (investors) 212-733-0717 Jennifer.davis@pfizer.com

Coley Contacts:
Susan Hager (media) 781-431-9019 shager@coleypharma.com

Karen Bergman (investors) 650-575-1509 kbergman@@bccpartners.com

PFIZER TO ACQUIRE COLEY PHARMACEUTICAL GROUP
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Acquisition Will Expand Pfizer's Investment in Vaccines, Broaden Scope of Research in a Number of Key Therapeutic Areas

NEW YORK AND WELLESLEY, MASSACHUSETTS, November 16 -- Pfizer Inc (NYSE: PFE) announced today it has entered into an agreement to acquire Coley Pharmaceutical Group, Inc. (NASDAQ: COLY), a publicly-held biopharmaceutical company specializing in vaccine adjuvant technology and a new class of immunomodulatory drug candidates designed to fight cancers, allergy and asthma disorders, and autoimmune diseases.

Under the terms of the agreement, Pfizer will make a cash tender offer for all of the outstanding common stock of Coley for $8.00 per share, representing an enterprise value of $164 million. The transaction is subject to customary closing conditions, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the acquisition by Pfizer of a majority of Coley's shares. Shareholders holding approximately 27% of the Coley shares have entered into agreements to tender their shares in the offer.

"This acquisition is an important component of Pfizer's vaccine strategy and reflects our commitment to research new and more effective vaccines to prevent infectious diseases and to treat cancers and other debilitating conditions. Coley's innovative product candidate portfolio and technology have the potential to significantly enhance future vaccine and immunotherapeutic approaches to a broad range of diseases including Alzheimer's, asthma, infectious disease and oncology, where we already have strong collaborative research in place," said Jeffrey B. Kindler, chairman and chief executive officer, Pfizer Inc.

Coley is a pioneer in a new class of drug candidates called TLR Therapeutics which work by stimulating or blocking important immune system receptors, called Toll-like receptors (TLRs), which, in turn, direct the immune system to fight disease. Coley has discovered proprietary clinical stage drug candidates targeting TLRs 7, 8 and 9.

"As a pioneer in the field of TLR-based vaccine adjuvants and immunomodulators, Coley is delighted to enter into this agreement with Pfizer, a partner who has demonstrated that they share our vision," stated Robert L. Bratzler, president and chief executive officer, Coley Pharmaceutical Group. "We believe this transaction is a strong testament to the therapeutic potential of targeting TLR pathways and reflects Pfizer's commitment to discovering and advancing TLR Therapeutic candidates that may be capable of directing the immune system to treat a wide range of diseases."

The acquisition is expected to close early in 2008. Lazard Frères and Co, LLC, and Covington & Burling LLP advised Pfizer on this transaction. JPMorgan and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. advised Coley Pharmaceutical Group.
More information on both companies and the Coley TLR Therapeutics technology can be found at www.pfizer.com and www.coleypharma.com

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Conference Call: Coley management will be hosting a conference call and webcast to discuss the transaction today, Friday, November 16, 2007, at 10:00am Eastern Time.

To access the live audio broadcast or the subsequent archived recording of the call, please visit the Investor Center section of the Coley website at www.coleypharma.com. Please log onto Coley's website several minutes prior to the start of the call to ensure adequate time for any software download that may be required. A replay of this webcast will be available through November 30, 2007.

Investors may participate in the conference call by dialing either +1- 866-314-5232 in the U.S. or +1-617-213-8052 outside the US and typing in the passcode 97926444. A replay of this call will be available at +1-888-286-8010 (US) or +1-617-801-6888 (international) using the passcode 91373615 until November 30, 2007.

The webcast is also being distributed through the Thomson StreetEvents Network to both institutional and individual investors. Individual investors can listen to the call at www.fulldisclosure.com and institutional investors can access the call via www.streetevents.com.

PFIZER DISCLOSURE NOTICE: The information contained in this release is as of November 16, 2007. Except to the extent required by law, Pfizer assumes no obligation to update any forward-looking statements contained in this release as a result of new information or future events or developments. This release contains forward-looking information about an agreement by Pfizer to acquire Coley Pharmaceutical Group and about Coley's drug candidates, vaccine technology and the potential benefits of such drug candidates and technology. Such information involves substantial risks and uncertainties including, among other things, the satisfaction of conditions to closing the agreement; the uncertainties inherent in research and development activities; decisions by regulatory authorities regarding whether and when to approve any drug applications for such drug candidates as well as their decisions regarding labeling and other matters that could affect the availability or commercial potential of such drug candidates; and competitive developments.

A further list and description of risks and uncertainties can be found in Pfizer's Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its reports on Form 10-Q and Form 8-K.

Important Additional Information: The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Coley. At the time the tender offer is commenced, Corvette Acquisition Corp. and Pfizer intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Coley intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Pfizer and Coley intend to mail these documents to the stockholders of Coley. These documents will contain important information about the tender offer and stockholders of Coley are urged to read them carefully when they become available. Stockholders of Coley will be able to obtain a free copy of these documents (when they become available) at www.pfizer.com and www.coleypharma.com and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/.